UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc ("NatWest Group")

24 March 2026

Notice of 2026 Annual General Meeting and Form of Proxy

The Annual General Meeting ("AGM") of NatWest Group will be held at Gogarburn, Edinburgh, EH12 1HQ at 11:00am on Tuesday 28 April 2026.

The Notice of Meeting, contained within the Letter to Shareholders, and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2025 Strategic Report or the 2025 Annual Report and Accounts, as appropriate.  The 2025 Strategic Report and the 2025 Annual Report and Accounts are available to view online at NatWest Group - Annual Report. The Notice of Meeting will be available to view at natwestgroup.com/agm.

Copies of the Letter to Shareholders and Form of Proxy will also be submitted to the National Storage Mechanism today and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders will be able to attend the 2026 AGM in person and are also being invited to attend a live Virtual Shareholder Event ("Virtual Event"), which will be held at 6:00pm on 21 April 2026. By holding the Virtual Event as well as the physical AGM we are providing shareholders with the opportunity to engage with our Chair, Rick Haythornthwaite and our Group CEO, Paul Thwaite and ask questions prior to voting on the business of the AGM.

Shareholders will be able to ask questions related to the business of the AGM. Shareholders are requested to submit questions in advance of the meeting by emailing nwgagm@computershare.co.uk. This will allow questions to be addressed in a comprehensive and constructive manner during the Q&A session, which will precede the formal voting process at the AGM. A question registration desk will be available at the AGM venue for those shareholders attending the meeting in person who wish to register their question before the meeting. Shareholders attending the Virtual Event can also submit questions before or during the event.

Further details on the AGM and the Virtual Event, including how to ask questions at each event, can be found on pages 10 and 11 of the Letter to Shareholders. Shareholders who are unable to join the AGM or Virtual Event will be able to access recordings of both events at natwestgroup.com/agm.

Our webpage will also display answers to shareholder questions addressed during  the Virtual Event as soon as is practically possible following the event. Please note that shareholders who submit questions will be deemed to consent to their names being mentioned while their questions are addressed at the AGM or Virtual Event.

Shareholders can ensure their votes are counted at the AGM by submitting their proxies, either online or by post, so that they are received by the proxy voting deadline of 11:00am on 24 April 2026, or if attending the AGM, by voting at the meeting.

Business of the AGM

In addition to the routine AGM business, the following resolutions are being proposed:

Equity Convertible Notes ("ECN") authority
In line with the authorities approved by shareholders in 2025, which will expire on the earlier of the conclusion of our 2026 AGM or at the close of business on 30 June 2026, two resolutions are being proposed in order to renew authorities that will allow ordinary shares and equity securities to be allotted in connection with the issue of ECNs: the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion; and the other a special resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion. If the proposed £1.5 billion authority is approved by shareholders, and subject to market conditions, the Company plans to issue up to £1.0 billion principal amount of ECNs in 2026.

If approved, these two resolutions will provide NatWest Group with flexibility to manage its capital through the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, NatWest Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares
In line with the authority approved by shareholders in 2025, which will expire on the earlier of the conclusion of our 2026 AGM or at the close of business on 30 June 2026, a resolution is being proposed as a special resolution that will, if approved, grant NatWest Group authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders for NatWest Group to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider this to be the case. NatWest Group will also require regulatory approval by the Prudential Regulation Authority for any purchase of NatWest Group ordinary shares.

Authority to purchase preference shares
A special resolution is being proposed that will authorise NatWest Group to make off-market purchases of the following issuances of securities:

(a) £242,454 5.5 per cent. Cumulative Preference Shares of £1.00; and
(b) £240,686 11.00 per cent. Cumulative Preference Shares of £1.00.

Having authority to buy back such preferences shares may provide NatWest Group with additional flexibility in the management of its capital base, taking into account other investment opportunities, including the ability to replace the preference shares with other forms of securities. The Directors intend to keep under review the potential to buy back any or all of the preference shares. The resolution specifies the maximum prices at which the preference shares may be purchased.

The Board recommends that shareholders vote in favour of all resolutions.

Name of contact and telephone number for queries:-
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	24 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary